ACTION BY UNANIMOUS WRITTEN CONSENT OF
BOARD OF DIRECTORS OF
PLA.NET.COM, INC.

PURSUANT to the authority provided under the Nevada Revised Statutes, the undersigned, being all of the members of the Board of Directors of Pla.Net.Com, Inc. (the "Company") hereby adopt the following resolutions without a meeting.

1. Establish Preferred Stock Conversion Rights And Initial Issuance of Preferred Shares of Stock.

RESOLVED, that each of the Company's 10,000,000 convertible Serial Preferred shares of stock with a par value of $0.0001 per share shall entitle the holder/owner to surrender one share of convertible Serial Preferred Stock and receive 10 Common Shares of Company in exchange. The convertible Serial Preferred shares shall be identical in all respects to the Common Shares except with respect to conversion rights.

BE IT FURTHER RESOLVED, that each of the President, the Treasurer, and Secretary of the Company be, and each of them hereby is, authorized and directed to immediately issue and **irrevocably** deliver to J-Mor, Inc. 250,000 shares of its convertible Serial Preferred Stock, in consideration of its services already rendered, convertible at any time by it at a ratio of ten (10) shares of Company's Common Stock for each share of Preferred Stock converted. However, at the actual time of conversion, the conversion ratio of Common Stock to each Preferred share converted shall under all circumstances be equal to or greater than the percentage of ownership interest those shares would represent if J-Mor, Inc./holder were to convert today on the basis of ten (10) Common Shares for each Preferred Share converted.

BE IT FURTHER RESOLVED, that each of the President, the Treasurer, and Secretary of the Company be, and each of them hereby is, authorized and directed to immediately issue and **irrevocably** deliver to Globex Financial Group, Inc. 250,000 shares of its convertible Serial Preferred Stock, in consideration of its services already rendered, convertible at any time by it at a ratio of ten (10) shares of Company's Common Stock for each share of Preferred Stock converted. However, at the actual time of conversion, the conversion ratio of Common Stock to each Preferred share converted shall under all circumstances be equal to or greater than the percentage of ownership interest those shares would represent if Globex Financial Group, Inc./holder were to convert today on the basis of ten (10) Common Shares for each Preferred Share converted.

BE IT FURTHER RESOLVED, that each of the President, the Treasurer, and Secretary of the corporation be, and each of them hereby is, authorized and directed to immediately issue and **irrevocably** deliver to KIS, Inc. 250,000 shares of its convertible Serial Preferred Stock, in consideration of its services already rendered, convertible at any time by it at a ratio of ten (10) shares of Company's Common Stock for each share of Preferred Stock converted. However, at the actual time of conversion, the conversion ratio of Common Stock to each Preferred share converted shall under all circumstances be equal to or greater than the percentage of ownership interest those shares would represent if KIS, Inc./holder were to convert today on the basis of ten (10) Common Shares for each Preferred Share converted.

BE IT FURTHER RESOLVED, that each of the President, the Treasurer, and Secretary of the Company be, and each of them hereby is, authorized and directed to do all things necessary or advisable to carry into effect the purposes and intent of the foregoing resolutions.

EXECUTED as of the 20th day of September, 2001.

MINUTES APPROVED:

Osnah Bloom, Director

Hina N. Sharma, Director

Christian Le, Director